

September 27, 2013

Erik A. Vayntrub
Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071-1447

Re: American Funds Developing World Growth and Income Fund
        File Numbers: 333-190913 and 811-22881

Dear Mr. Vayntrub:

        We have reviewed the registration statement for the American Funds Developing World Growth and Income Fund (the "Fund") filed on Form N-1A on August 30, 2013. The Fund has one series and sixteen classes.

        Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and any no-action request the Trust has submitted, or will submit, in connection with the registration of its shares.

        2. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 (the "1933 Act"). *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

        3. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act").

        4. We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Prospectus

Front Cover Page

5. Include the ticker symbols of each class of the Fund's shares, adjacent to each such class, when they become available.

Fees and Expenses of the Fund, Pages 1-3

6. Please confirm in your response letter to these comments that there will be no "Acquired Fund Fees and Expenses."

7. Since none of the classes charge a redemption fee or a sales load on reinvested dividends, consider deleting these captions from the fee table.

8. Please remove footnote number 2 from the heading, "Annual fund operating expenses", and place it next to the caption, "Other expenses".

9. It appears from footnote 3 that there is a fee waiver and expense reimbursement agreement. Item 3.3(e) of Form N-1A states: "If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund's registration statement, a Fund may add two captions to the fee table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund's net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses.. The fund should place these additional captions directly below the 'Total Annual Fund Operating Expenses' caption of the table and should use appropriate descriptive captions, such as 'Fee Waiver [and/or Expense Reimbursement] and Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],' respectively."

10. Please confirm that the expense reimbursement and/or fee waiver arrangement will be in effect for no less than one year from the effective date of the Fund's registration statement. If the adviser may recoup previously reimbursed expenses, add the appropriate disclosure in the footnote. If there is no such arrangement or it will be in effect for less than one year, delete footnote 3.

Principal Investment Strategies, Page 4

11. As the disclosure now stands, the Fund will be entirely invested, under normal conditions, in dividend-paying securities. Confirm in your response letter that this is the case. If this is not the case, revise the disclosure to discuss the other kinds of securities the Fund may buy, such as debt securities.

12. Is "developing" the same as "emerging"? This section refers to "developing countries" but the "Principal Risks" section refers to "emerging markets". If "developing" and "emerging" are considered synonymous, the prospectus should state that "developing countries" are also commonly referred to as "emerging markets". If "developing countries" is meant to be different from the more widely used term, "emerging markets", the prospectus should clearly explain that distinction .

13. If derivatives, short sales, options and futures are part of the Fund's investment strategy, disclose here and explain how they further the Fund's objective and strategies.

14. Provide examples of countries in which the Fund is likely to be invested. If a significant portion of the Fund's portfolio will be invested in a single country or a small number of countries, this should be disclosed and the risks peculiar to those countries should be disclosed.

15. There should be more specificity as to the criteria for determining which countries are suitable "developing countries". For example, what is the precise per capita domestic product below which a country is considered to be "developing"? Also, clarify the disclosure as to whether *any* restrictive government regulation of foreign ownership or repatriation of dividends and profits would render a developing country unsuitable.

16. Are the "multiple portfolio managers" employees of the investment adviser or separate sub-advisers? If the latter, disclose their status and inform the staff whether the Fund is seeking an exemptive order to allow it to change sub-advisers without a shareholder vote.

Principal Risks, Pages 5-6

17.   Please confirm in your response letter that this Fund will not be significantly invested in debt securities, options, futures, or derivatives.

Investment Objective, Strategies and Risks, Pages 8-10

18. This section refers to convertible bonds, debt securities and bonds in general. If these investments are part of the Fund's principal investment strategies, they should be disclosed and discussed in the "Summary" portion of the prospectus and there should be an explanation of how they are used to further the Fund's objective and strategies. Disclose whether the Fund has any criteria as to maturity or credit quality in choosing debt securities.

19. Confirm to the staff that the Fund invests in cash and money market instruments only for temporary defensive purposes.

Statement of Additional Information

Certain Investment Limitations and Guidelines, Page 2

20. The Fund's ability to invest up to 15% of its assets in debt securities is not disclosed in the prospectus. Please add this fact to the prospectus disclosure.

Description of certain securities and investment techniques, Pages 3 to 9

21. Some investments and practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Fund Policies, Pages 11

22. Please add a non-fundamental policy of not investing more than 15% of a Fund's assets in illiquid investments.

Management of the Fund, Pages 13-16

Board of trustees and officers

23. The trustees and officers of the Trust, including the requisite number of independent trustees, should be furnished by a pre-effective amendment.

*   *   *   *

Notwithstanding our comments, please furnish a letter acknowledging that:

> The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and

the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

the Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

/s/ John Grzeskiewicz

John Grzeskiewicz
Senior Counsel